Filed by Otonomo Technologies Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Software Acquisition Group Inc. II

Commission File No.: 001-39514

Software Acquisition Group Inc. II Announces Filing of Registration Statement on Form F-4 by Otonomo Technologies Ltd. in Connection With Its Proposed Business Combination with Otonomo

HERZLIYA, ISRAEL & LAS VEGAS, NEVADA— March 12, 2021- Software Acquisition Group Inc II (NASDAQ: SAII) (“Software Acquisition Group”), a US publicly-traded special purpose acquisition company, announced today that Otonomo Technologies Ltd. (“Otonomo”) has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”), which contains a preliminary proxy statement/prospectus, in connection with Software Acquisition Group’s recently-announced proposed business combination with Otonomo, the premier one-stop shop for vehicle data. The board of the directors of the combined company will include Jonathan Huberman, Software Acquisition Group’s CEO. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about Software Acquisition Group, Otonomo, and the proposed business combination.

Software Acquisition Group’s Class A common stock is currently traded on NASDAQ under the symbol “SAII.” In connection with the closing of the transaction, Otonomo’s ordinary shares are expected to be listed on Nasdaq under the ticker symbol “OTMO”. Completion of the transaction, which is expected in the second quarter of 2021, is subject to approval by Software Acquisition Group stockholders, the Registration Statement being declared effective by the SEC and other customary closing conditions.

Institutional investors including Fidelity Management & Research Company LLC, BNP Paribas Asset Management Energy Transition Fund and Senvest Management LLC, with support from strategic investors Dell Technologies Capital, and Hearst Ventures, have committed to a primary and secondary private investment of $172.5 million in ordinary shares of Otonomo that will close concurrently with the business combination. The transaction is expected to result in excess of $307 million in cash comprised of Software Acquisition Group’s $172.5 million of cash in trust, assuming no redemptions by public stockholders, and the PIPE commitments.

*    * *    *

About Otonomo

Otonomo fuels a data ecosystem of OEMs, fleets and more than 100 service providers. Our platform securely ingests more than 4 billion data points per day from over 40 million global connected vehicles, then reshapes and enriches it, to accelerate time to market for new services that improve the in-and-around the car experience. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, EV management, subscription-based services, parking, predictive maintenance, insurance, media, in-vehicle services, traffic management, and smart city solutions. Otonomo is headquartered and has an R&D center in Israel, and it has a presence in the United States, and Europe.

For more information, visit www.otonomo.io.

About Software Acquisition Group

Software Acquisition Group, Inc. II. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Software Acquisition securities are listed on the Nasdaq Capital Market under the ticker symbols SAII, SAIIU and SAIIW.

Additional Information about the Business Combination and Where to Find It

This communication relates to a proposed business combination between Otonomo Technologies Ltd. (“Otonomo”) and Software Acquisition Group Inc. II (“Software Acquisition”). In connection with the proposed business combination, Otonomo has filed a registration statement on Form F-4 with the SEC that includes a proxy statement of Software Acquisition in connection with Software Acquisition’s solicitation of proxies for the vote by Software Acquisition’s stockholders with respect to the proposed business combination and a prospectus of Otonomo. The definitive proxy statement/prospectus will be sent to all Software Acquisition stockholders when available, and Otonomo and Software Acquisition will also file other documents regarding the proposed business combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Otonomo and Software Acquisition through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Otonomo may be obtained free of charge from Otonomo’s website at www.otonomo.io or by written request to Otonomo at Otonomo Technologies Ltd., 16 Abba Eban Blvd., Herzliya Pituach, Israel 467256.

Participants in the Solicitation

Otonomo, Software Acquisition and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Software Acquisition’s shareholders with respect to the proposed business combination. You can find information about Software Acquisition’s directors and executive officers and their ownership of Software Acquisition’s securities in Software Acquisition’s final prospectus relating to its initial public offering, dated September 14, 2020, which was filed with the SEC on September 15, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Additional information regarding the participants in the solicitation of proxies from Software Acquisition’s shareholders and their direct and indirect interests is included in the preliminary proxy statement/prospectus contained in the Form S-4, and will also be included in the definitive proxy statement/prospectus for the proposed business combination when available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Otonomo and Software Acquisition Group, including statements regarding the benefits of the business combination, the anticipated timing of the business combination, the products and services offered by Otonomo and the markets in which it operates, and Otonomo’s projected future results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Software Acquisition Group and its management, and Otonomo and its management, as the case may be, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Software Acquisition Group’s securities, (ii) the risk that the transaction may not be completed by Software Acquisition Group’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Software Acquisition Group, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the shareholders of Software Acquisition Group and Otonomo, the satisfaction of the minimum trust account amount following redemptions by Software Acquisition Group’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether to pursue the proposed business combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (vi) the effect of the announcement or pendency of the transaction on Otonomo’s business relationships, performance, and business generally, (vii) risks that the proposed business combination disrupts current plans of Otonomo and potential difficulties in Otonomo employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Otonomo or against Software Acquisition Group related to the business combination agreement or the proposed business combination, (ix) the ability of Otonomo to list its ordinary shares on the Nasdaq, (x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Otonomo plans to operate, variations in performance across competitors, changes in laws and regulations affecting Otonomo’s business and changes in the combined capital structure, and (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and to identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Software Acquisition Group’s, Quarterly Report on Form 10-Q, and other documents filed by Software Acquisition Group from time to time with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement on Form F-4 and proxy statement/prospectus discussed above. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo and Software Acquisition assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Otonomo’s and Software Acquisition Group’s control. While such information and projections are necessarily speculative, Otonomo and Software Acquisition Group believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Otonomo or Software Acquisition Group, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

Contacts

For Otonomo

Media

Jodi Joseph Asiag

Otonomo

media@otonomo.io

Investors

Michael Anderson

Blueshirt Capital Advisors

investors@otonomo.io

For Software

Acquisition Group Inc. II

Media and Investors

Jonathan Huberman

jon@softwareaqn.com